

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 26, 2009

Mr. Michael Wade
 Chief Financial Officer
EXTREME MOBILE COATINGS WORLDWIDE CORP.
225 Two Oaks Drive
Nicholasville, Kentucky 40356

> **Re:** **Extreme Mobile Coatings Worldwide Corp.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 333-148425**

Dear Mr. Wade:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant